Exhibit 99.1
                           Excplanation of Responses

(1) Pro rata distribution from Warburg Pincus Ventures, L.P. to its limited partners. As a part of this distribution, Warburg, Pincus Ventures, L.P. also distributed 108,474 shares of Knoll, Inc. common stock to its general partner Warburg Pincus Partners LLC. The shares distributed to Warburg Pincus Partners LLC are not reflected in Table I as such shares continue to be owned by a Warburg Pincus entity.

(2) The stockholders are Warburg, Pincus Ventures, L.P., a Delaware limited partnership ("WPV"), Warburg Pincus & Co., a New York general partnership ("WP") and Warburg Pincus Partners LLC, a New York limited liability company ("WPP"). The sole general partner of WPV is WPP, whose managing member is WP. Warburg Pincus LLC, a New York limited liability company ("WP LLC" and together with WPV, WPP and WP, the "Warburg Pincus Entities"), manages WPV. Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members of WP LLC and may be deemed to control the Warburg Pincus Entities. Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the Warburg Pincus Entities. Jeffrey Harris, a director of Knoll, Inc., is a general partner of WP and a managing director and member of WP LLC. All shares indicated as owned by Mr. Harris are included because of his affiliation with the Warburg Pincus Entities. By reason of such affiliation, Mr. Harris may be deemed to have an indirect pecuniary interest within the meaning of Rule 16a-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in an indeterminate portion of the shares reported herein. Mr. Harris disclaims "beneficial ownership" of such shares within the meaning of Rule 13d-3 under the Exchange Act.